10027833

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beaconsfield Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Technology Drive, Suite 1
(No. and Street)

Canonsburg (City) PA (State) 15317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard King Rainier 724-745-6800
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350 (Address) Bridgeville (City) PA (State) 15017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/2

SD 3/10/2010

OATH OR AFFIRMATION

I, Richard King Rainier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beaconsfield Financial Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Member, Pennsylvania Association of Notaries

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
John P. Bucek, Notary Public
Cecil Twp., Washington County
My Commission Expires Sept. 9, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beaconsfield Financial Services, Inc.

Financial Statements
and Additional Information

Years Ended
December 31, 2009 and 2008

Beaconsfield Financial Services, Inc.

Financial Statements
and Additional Information

Years Ended
December 31, 2009 and 2008

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have audited the accompanying statement of financial condition of Beaconsfield Financial Services, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Beaconsfield Financial Services, Inc. as of December 31, 2008, were audited by other auditors whose report dated February 25, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with the filing requirements of Securities and Exchange Commission Rule 17a-5(g)(1), we have also issued a report dated February 12, 2010, on our consideration of Beaconsfield Financial Services, Inc.'s internal control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

February 12, 2010

Financial Statements

Beaconsfield Financial Services, Inc.

Statements of Financial Condition

	December 31 2009		December 31 2008	
Assets				
Current Assets:				
Cash and cash equivalents	$	115,935	$	102,919
Accounts receivable		37,851		25,384
Due from related party		3,204		-
Prepaid expenses		9,750		500
Prepaid income taxes		130		-
Marketable securities		35,547		41,791
Total Current Assets		202,417		170,594
Equipment and Fixtures:				
Furniture and fixtures		69,514		68,100
Less accumulated depreciation		53,934		48,606
		15,580		19,494
Other Asset:				
Mesirow risk deposit account		25,000		25,000
	$	242,997	$	215,088

See Notes to Financial Statements.

	December 31	
	2009	2008
Liabilities and Stockholders' Equity		
Current Liabilities:		
Commissions payable	$ 66,708	$ 36,227
Accrued payroll and related withholdings	48	-
Deferred income taxes payable	1,200	-
Accounts payable and accrued expenses	54,399	46,882
Total Current Liabilities	122,355	83,109
Deferred Income Taxes Payable	3,100	6,570
Stockholders' Equity:		
Common stock, $0.50 par value; 100,000 shares authorized, 38,000 shares issued and outstanding	19,000	19,000
Retained earnings	94,680	95,103
Accumulated other comprehensive income:		
Unrealized gain on marketable securities	3,862	11,306
	117,542	125,409
	$ 242,997	$ 215,088

Beaconsfield Financial Services, Inc.

Statements of Operations

	Year Ended December 31	
	2009	2008
Revenues:		
Commission revenues	$ 1,157,367	$ 1,444,310
Other revenues	3,021	2,186
	1,160,388	1,446,496
Operating Expenses:		
Operating expenses	1,062,666	1,348,396
General and administrative expenses	95,400	90,249
Depreciation expense	5,327	5,240
	1,163,393	1,443,885
Net (Loss) Earnings From Operations	(3,005)	2,611
Other Income (Loss):		
Interest and dividend income	202	2,074
Loss on sale of marketable securities	-	(4,553)
	202	(2,479)
(Loss) Earnings Before Income Taxes	(2,803)	132
Income Tax Benefit	(2,380)	(7,730)
Net (Loss) Earnings	$ (423)	$ 7,862

See Notes to Financial Statements.

Beaconsfield Financial Services, Inc.

Statements of Changes
in Stockholders' Equity

	Year Ended December 31	
	2009	2008
Common Stock:		
Balance, January 1 and December 31	$ 19,000	$ 19,000
Retained Earnings:		
Balance, January 1	95,103	87,241
Net (loss) earnings for the year	(423)	7,862
Balance, December 31	94,680	95,103
Accumulated Other Comprehensive Income, net of income tax:		
Balance, January 1	11,306	47,165
Unrealized holding loss arising during the year on marketable securities	(7,444)	(31,306)
Reclassification adjustment	-	(4,553)
Balance, December 31	3,862	11,306
	$ 117,542	$ 125,409

See Note to Financial Statements.

Beaconsfield Financial Services, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2009	2008
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net (loss) earnings	$ (423)	$ 7,862
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:		
Depreciation expense	5,327	5,240
Deferred income taxes	(3,470)	(7,730)
Loss on sale of marketable securities	-	4,553
(Increase) decrease in:		
Accounts receivable	(12,467)	48,094
Prepaid expenses	(9,250)	1,500
Prepaid income taxes	(130)	-
Accounts receivable - clearance	-	25,030
Increase (decrease) in:		
Commissions payable	30,481	(87,825)
Accrued payroll and related withholdings	48	(15,085)
Accounts payable and accrued expenses	7,517	24,874
Income taxes payable	-	(421)
Net cash provided by operating activities	17,633	6,092
Cash flows from investing activities:		
Capital expenditures	(1,413)	(8,599)
Proceeds from sale of marketable securities	-	76,636
Due from related party, net	(3,204)	-
Transfer to Mesirow risk deposit account	-	(25,000)
Net cash (used) provided by investment activities	(4,617)	43,037
Net Increase in Cash and Cash Equivalents	13,016	49,129
Cash and Cash Equivalents, beginning of year	102,919	53,790
Cash and Cash Equivalents, end of year	$ 115,935	$ 102,919

See Notes to Financial Statements.

	Year Ended December 31	
	2009	2008
Supplemental Disclosure of Cash Flows:		
Cash paid during year for:		
Income Taxes Paid:		
Federal	$ 150	$ 105
State	570	300
	$ 720	$ 405

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Years Ended
December 31, 2009 and 2008

A. Organization and Nature of Operations

Beaconsfield Financial Services, Inc. (Company) was organized on October 25, 1983 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Canonsburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), which prior to July 2007 was the National Association of Securities Dealers (NASD), and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred. Securities transactions and related commission revenues are recorded on a settlement date basis, generally the third business day after the trade date.

Fully Disclosed Basis. The Company is associated with Mesirow Financial, Inc. (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. As such, the Company is exempt from the requirements to maintain a special reserve bank account for the exclusive benefit of customers, as prescribed by SEC Rule 15c3-3. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 upon which the Clearing Broker pays interest at prevailing rates.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Date of Management's Review. The Company has evaluated subsequent events through February 12, 2010, which is the date the financial statements were available to be issued.

Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

B. Summary of Significant Accounting Policies (Continued)

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Marketable Securities. Equity securities are classified as "available-for-sale" and are reported at their fair values based upon quoted market prices. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are computed based on specific identification of the securities sold.

Capitalization and Depreciation. Equipment and fixtures is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

Advertising. The Company expenses the cost of advertising as incurred. Advertising expense was $4,572 and $6,991 for the years ended December 31, 2009 and 2008, respectively.

Compensated Absences. The Company has a vacation policy allowing for paid time off based on years of service. The vacation policy does not allow for the accumulation or carryover of unused vacation to future periods. Accordingly, the Company recognizes the costs of compensated absences when actually paid to employees and has not accrued a liability for unused vacation time at December 31, 2009 and 2008.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences (described in Note G) between the basis of asset and liabilities for financial statement and income tax purposes. The deferred tax liability represents future tax consequences of these differences, which will be taxable when the liabilities are recovered or settled. It is the Company's policy not to take uncertain tax positions as defined by FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes.* The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2009, the Company's open audit periods are 2006 through 2009 for both federal and state.

C. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2009, the Company did not exceed the insured limit.

D. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2009 and 2008, the Company had net capital of $80,586 and $95,441, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of 1.56 to 1 and .94 to 1, respectively.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2009 and 2008, there were no material differences.

E. Marketable Securities

Marketable securities consist of 440 shares of ESB Financial Corporation and 1,500 shares of NASDAQ OMX Group, Inc. common stock and are classified by the Company as "available-for-sale". Cost, unrealized gain, and fair value are as follows:

	2009	2008
Marketable securities, as cost	$ 30,485	$ 30,485
Net unrealized gains	5,062	11,306
Fair Value	$ 35,547	$ 41,791

The unrealized gains are reported, net of tax, as accumulated other comprehensive income in stockholders' equity. The marketable securities are included in current assets on the balance sheets.

F. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

G. Income Taxes

In accordance with the provisions of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, the Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

On January 1, 2009, the Company adopted Financial Accounting Standard Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in tax positions and prescribes guidance related to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also requires recognition in the statement of financial condition of the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. As of December 31, 2009, the Company had no uncertain tax positions that FIN 48 requires to be recognized or disclosed in the statement of financial condition.

The provision for income taxes in the statements of operations consists of the following components:

	2009	2008
Currently payable	$ 1,090	$ -
Deferred	(3,470)	(7,730)
	$ (2,380)	$ (7,730)

At December 31, 2009 and 2008, a long-term deferred tax liability was recognized for a taxable temporary difference totaling $3,100 and $6,570, respectively. This difference relates to using different depreciation methods (modified accelerated cost recovery system for tax purposes versus straight-line method for financial statement reporting).

G. Income Taxes (Continued)

At December 31, 2009, a current deferred tax liability of $1,200 was recorded for a taxable temporary difference due to an unrealized holding gain on marketable securities and netted with accumulated other comprehensive income in stockholders' equity on the balance sheet.

H. Pension Plan

The Company has a SEP retirement plan which covers all of its employees. Total pension expense amounted to $39,611 and $46,276 for the years ended December 31, 2009 and 2008, respectively.

I. Lease Commitments

The Company leases office space under a non-cancellable operating lease, which began in May 2008 and expires April 2013 and provides for monthly lease payments of $2,439. The lease is renewable for an additional five years following the initial termination date, at a lease rate mutually agreeable. For the years ended December 31, 2009 and 2008, rent expense under this lease amounted to $26,880 and $29,268, respectively.

During 2009, the Company was reimbursed $2,400 by Summit Advisors LLC, an entity controlled by the shareholders of the Company, for use of its office space.

The future minimum lease payments required by this office lease are as follows:

Year ending December 31	
2010	$ 29,268
2011	29,268
2012	29,268
2013	9,756
	$ 97,560

Also, the Company leased a vehicle under a non-cancellable operating lease. This lease, which was entered into in July 2006, provided for monthly lease payments of $539 and expired August 2009. Total rent expense under this lease amounted to $3,797 and $6,468 for the years ended December 31, 2009 and 2008, respectively.

Supplementary Information

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Shareholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have audited the accompanying financial statements of Beaconsfield Financial Services, Inc. as of and for the years ended December 31, 2009, and have issued our report thereon dated February 12, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The 2008 supplementary information was audited by another auditor whose report dated February 25, 2009 expressed an unqualified opinion on that supplementary information.

Damratoski & Company PC
Certified Public Accountants

February 12, 2010

Beaconsfield Financial Services, Inc.

Computations of Net Capital
and Aggregate Indebtedness

	Year Ended December 31	
	2009	2008
Net Capital:		
Total stockholders' equity	$ 117,542	$ 125,409
Deductions:		
Prepaid expenses	9,750	500
Receivables from brokers or dealers	3,204	-
Principal income taxes	130	-
Property and equipment	15,580	19,494
Total non-allowable assets	28,664	19,994
Net Capital Before Haircuts on Security Positions	88,878	105,415
Haircuts on Securities:		
Other securities	5,332	6,268
Undue concentrations	2,960	3,706
Total Haircuts on Securities	8,292	9,974
Net Capital	80,586	95,441
Net Capital Requirements	50,000	50,000
Net Capital in Excess of Minimum Requirements	$ 30,586	$ 45,441
Aggregate Indebtedness	$ 125,455	$ 89,679
Ratio of Aggregate Indebtedness to Net Capital	1.56	.94

See Independent Auditor's Report.

	Year Ended December 31	
	2009	2008
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 80,586	$ 95,441
Audit Adjustments:		
Deferred tax provision	(2,270)	-
Prepaid expenses	(9,250)	-
Prepaid income taxes	(130)	-
Due from related party	(3,204)	-
Property and equipment	(1,413)	-
Depreciation	5,328	-
Accounts payable and accrued expenses	14,191	-
	3,252	-
Changes to Non-Allowable Assets:		
Prepaid expenses	9,250	-
Prepaid income taxes	130	-
Property and equipment	(3,915)	-
Due from related party	3,204	-
	8,669	-
Change in Haircut on Securities - Undue Concentration	12	-
Net Capital Per Broker/Dealer's Unaudited Part II	$ 92,519	$ 95,441

Beaconsfield Financial Services, Inc.

Statement of Exemption from
SEC Rule 15c3-3(k)(2)(ii)

Beaconsfield Financial Services, Inc. is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Beaconsfield Financial Services, Inc.

Schedules of Operating & General
and Administrative Expenses

	Year Ended December 31	
	2009	2008
Operating Expenses:		
Advertising	$ 5,007	$ 6,991
Commissions	774,884	984,740
Equipment rental	1,199	4,682
Insurance	4,135	6,112
Internet access	1,891	3,444
Payroll taxes	13,543	19,094
Regulatory expenses	5,525	5,735
Rent	26,880	24,955
Repairs and maintenance	1,181	430
Retirement plan	39,611	46,276
Selling expense	20,879	13,033
Telephone	9,561	10,471
Wages	158,370	222,433
	$ 1,062,666	$ 1,348,396
General and Administrative:		
Auto expense	$ 12,096	$ 14,075
Contributions	706	1,540
Dues and subscriptions	5,182	3,811
Employee benefits	29,135	23,318
Legal and accounting	14,296	5,675
Miscellaneous	-	2,669
Office supplies and expense	17,232	23,084
Outside services	-	480
Postage	5,519	5,295
Tax expense	-	438
Travel and entertainment	11,234	9,864
	$ 95,400	$ 90,249

See Independent Auditor's Report.

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Internal Control Required by SEC 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors and Shareholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

In planning and performing our audit of the financial statements of Beaconsfield Financial Services, Inc. (Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

February 12, 2010

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors and Shareholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Period Ended December 31, 2009, which were agreed to by Beaconsfield Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Beaconsfield Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Beaconsfield Financial Services, Inc.'s management is responsible for Beaconsfield Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 12, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030993 FINRA DEC
BEACONSFIELD FINANCIAL SERVICES INC 11*11
SOUTHPOINTE INDUSTRIAL PARK
160 TECHNOLOGY DR STE 101
CANONSBURG PA 15317-7508

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Betty H. Rainier 724-745-6800

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 371.46

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

______ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 221.46

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 221.46

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Beaconsfield Financial Services, Inc
(Name of Corporation, Partnership or other organization)

Betty H. Rainier
(Authorized Signature)

Secretary / Treasurer
(Title)

Dated the 2 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 824,284
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	
Total additions	824,284
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	674,358
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	1341
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	
2d. SIPC Net Operating Revenues	$ 148,585
2e. General Assessment @ .0025	$ 371.46

(to page 1 but not less than $150 minimum)

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA 5th FOCUS** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: BEACONSFIELD FINANCIAL SERVICE [0013]

SEC File Number: 8- 30993 [0014]

Address of Principal Place of Business: SOUTHPOINTE INDUSTRIAL PARK [0020]

CANONSBURG [0021] PA [0022] 15317 [0023]

Firm ID: 14634 [0015]

For Period Beginning 01/01/2009 [0024] And Ending 12/31/2009 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAINIER BETTY, SECRETARY [0030] Phone: (724) 745-6800 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ◌ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	115,935 [0200]		115,935 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	25,000 [0295]		
B. Other	[0300]	[0550]	25,000 [0810]
3. Receivables from non-customers	37,851 [0355]	[0600]	37,851 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	35,547 [0424]		
E. Spot commodities	[0430]		35,547 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	15,580 [0680]	15,580 [0920]
11.	Other assets	[0535]	13,084 [0735]	13,084 [0930]
12.	**TOTAL ASSETS**	214,333 [0540]	28,664 [0740]	242,997 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	71,056 [1155]	[1355]	71,056 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	54,399 [1205]	[1385]	54,399 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	125,455 [1230]	0 [1450]	125,455 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	19,000 [1792]
C. Additional paid-in capital	3,862 [1793]
D. Retained earnings	94,680 [1794]
E. Total	117,542 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	117,542 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	242,997 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2010 [3932]	Period Ending 02/28/2010 [3933]	Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	31,249 [3935]
	b.	Commissions on listed option transactions	1,458 [3938]
	c.	All other securities commissions	143,751 [3939]
	d.	Total securities commissions	176,458 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		-7,444 [3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		465,887 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		525,689 [3995]
9.	Total revenue		1,160,590 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		75,000 [4120]
11.	Other employee compensation and benefits		864,370 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses		13,812 [4195]
15.	Other expenses		210,211 [4100]

16. Total expenses		1,163,393 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-2,803 [4210]
18. Provision for Federal Income taxes (for parent only)		-2,380 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. After Federal income taxes of	[4238]	
20. Extraordinary gains (losses)		[4224]
a. After Federal income taxes of	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		-423 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	-30,282 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 28816 [4335A]	MESIROW FINANCIAL, INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		117,542 [3480]
2.	Deduct ownership equity not allowable for Net Capital		0 [3490]
3.	Total ownership equity qualified for Net Capital		117,542 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		117,542 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	28,664 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-28,664 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		88,878 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		5,332 [3734]	
D. Undue Concentration		2,960 [3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-8,292 [3740]
10. Net Capital			80,586 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	8,363 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	30,586 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	68,040 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			125,455 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	

[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	125,455 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 156 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		95,103 [4240]
	A. **Net income (loss)**		-423 [4250]
	B. **Additions (includes non-conforming capital of**	[4262])	[4260]
	C. **Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		94,680 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. **Increases**	[4310]
	B. **Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Damratoski & Company

Corporate One West
Suite 350
1195 Washington Pike
Bridgeville, Pa. 15017

(412) 257.2882
(412) 257.2888 Fax

Certified
Public Accountants

DAMRATOSKI